

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

Via E-mail
Chen Li-Hsing
President and Chairman
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed November 14, 2013**
> **File No. 333-176694**

Dear Mr. Li-Hsing:

　　We have reviewed your responses to the comments in our letter dated October 16, 2013 and have the following additional comments.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

Description of Business, page 6

1. We note references throughout this section that certain items were anticipated to be completed "by June 2013" or "by the end of June 2013." Such references appear dated in comparison to the original date of filing of this report. Please revise as applicable.

2. Please refer to the first paragraph on page 7. We note that you have entered into a number of non-binding letters of intent to acquire travel agencies and land. Please revise to balance this disclosure with a brief discussion of the time frame for implementing these future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

3. Please refer to the second paragraph on page 7 and the associated start-up costs and operating expenses. We note that a number of the estimated start-up costs and operating expenses reference historical dates and appear dated in comparison to the original date of filing of this report. Please revise as applicable.

Plan of Operations, page 21

4. We note your response to our prior comment 11 and reissue. Please revise to include a more detailed discussion of your plan of operation, including a discussion of the milestones to be achieved and the specific steps needed to accomplish each milestone. Also provide a timeline for reaching each milestone and include a detailed analysis of the costs of each step and how you intend to finance such projects. In this regard, we note your disclosure that you plan to (i) develop your travel agency in Taiwan, (ii) acquire additional travel agencies and (iii) acquire additional land or land holding companies. Please revise this section to discuss the milestones, timelines and associated costs of each planned activity. Additionally, we expect you to clearly detail all costs and tie those costs to your disclosed near term and long term capital requirements. Please revise accordingly.

Liquidity, page 22

5. We note that your management included going concern disclosure in Note 1 to your unaudited financial statements contained in your Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013. Please revise this section to discuss the uncertainties you face, such as your need to obtain additional financing, and discuss the consequences should you be unable to obtain additional financing.

6. Please revise this section to detail the financing requirements necessary to complete your planned acquisitions. To the extent financing has not been obtained, please clarify that fact and address your current plans to obtain the required financing.

Exhibit 99.1 - Audited Financial Statements of Da Ren

Note 4. Stockholders Equity, page 8

7. You indicate that, on March 26, 2013, Da Ren's major shareholder, Da Chuang Business Management Consultant Co., Ltd., entered into a sale and purchase agreement with one individual (the "Seller") to purchase three lots of undeveloped land (the "Lands") for the amount of TWD 60,000,000 (US $2,025,658). However, the Land Purchase Contract, filed as Exhibit 10.7, is dated March 26, 2012. Please revise.

8. You indicate that, under the Land Purchase Contract, the land was to be transferred to Da Ren and the purchase amount of TWD 60,000,000 (US $2,025,658) was to be satisfied by the delivery of equivalent value of capital stock to the Seller. However, based on the Land Purchase Contract, it appears that the 6,000,000 Da Ren shares were held in escrow and that such shares could revert back to Da Ren. Please tell us whether or not the 6,000,000 Da Ren shares obtained by Mr. Cheng-Sung continue to be held in escrow. If not, tell us when such shares were released and provide us with legal documentation of the release of such shares.

9. You indicate that title to the Lands was transferred from Seller to Da Ren on August 12, 2011. However, it is not clear how you could transfer title prior to the Land Purchase Contract. In particular, we note that section 2 of the Land Purchase Contract states that the Seller shall transfer the possession and all title of the Lands to Da Ren after the land purchase contract is executed. Please advise or amend your filing, as appropriate.

10. We note the Land Purchase Contract stipulates that you may not sell the lands without the consent of the Seller, unless the resale price exceeds TWD 60,000,000. The Land Purchase Contract also stipulates that, upon the sale of the Lands, the Seller is entitled to an amount of TWD 60,000,000 and the shares revert to Da Ren. Section 6 of the Land Purchase Contract indicates the Seller may terminate such contract and the Lands would revert back to him. In addition, based on sections 7 and 8 of the Land Purchase Contract, it also appears that the Da Ren shares issued to Mr. Cheng-Sung were meant to serve as security for the Lands and, as such, it does not appear they were issued in satisfaction of the purchase amount. In particular, we note that such shares were to be held in escrow and all proceeds from the sale of shares were to be deposited into the escrow account. In this regard, it appears that you did not irrevocably transfer any consideration for the Lands. Please amend your filing accordingly or provide us with the basis for your conclusion that Da Ren consummated the purchase of the Lands.

11. In light of the fact that Mr. Cheng-Sung became the largest shareholder of Da Ren, please tell us what consideration you gave to accounting for the Lands purchase transaction on March 26, 2012 at Mr. Cheng-Sung's historical cost. For analogous guidance, refer to Staff Accounting Bulletin Topic 5G.

12. It appears that you valued the purchase of the Lands based on the contracted amount. In this regard, please tell us if you performed a valuation of either the Lands or the Da Ren shares contemporaneously with the Land Purchase Contract, dated March 26, 2012. If so, please provide us a copy of any such valuations performed prior to the transaction. Please note that we are aware that you filed an appraisal report as Exhibit 10.6. However, this appraisal report is dated April 29, 2013, which is over a year after the date of the Land Purchase Contract.

13. Please tell us if Mr. Cheng-Sung has cancelled his registration to set a maximum limited mortgage against the Lands and, if so, when this cancellation took place.

14. Please tell us if any of the 11 provisions set forth in the Land Purchase Contract continue to be applicable after the September 17, 2013 transaction. In particular, please tell us if you may sell the Lands for an amount that does not exceed TWD 60,000,000 without the consent of Mr. Cheng-Sung. In addition, tell us who would receive the proceeds from any such sale of the Lands.

Exhibit 99.3 - Unaudited Pro Forma Financial Information

15. Since Mr. Cheng-Sung was a major holder of Da Ren, it appears that you should amend your filing to present the acquisition at Da Ren on a historical cost basis as determined under U.S. GAAP. For analogous guidance, see Staff Accounting Bulletin Topic 5G.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief